Pantheon Securities, LLC

(A wholly owned subsidiary of Pantheon Ventures Inc.)

Financial Statements and Supplemental Information

December 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69844

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING _____12/31/2021_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pantheon Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Times Square 35 fl

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	212-751-4422	Proche@DFPPartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – if individual, state last, first, middle name)

101 Seaport Blvd	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

                                                    238

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Long McAndews, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pantheon Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____
CEO/ President

_____   *See attached California Jurat*
Notary Public

This filing ** contains (check all applicable boxes):**

☒   (a) Statement of financial condition.

☒   (b) Notes to consolidated statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to consolidated financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 25th day of February , 20 22 , by Susan Long McAndrews
_____ ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



AMY ELIZABETH POLLOCK
Notary Public - California
San Francisco County
Commission # 2373822
My Comm. Expires Sep 4, 2025

(Seal)

Signature _Amy Elizabeth Pollock_

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Member of Pantheon Securities, LLC:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Pantheon Securities, LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pricewaterhouse Coopers LLP

February 25, 2022

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

BALANCE SHEET
December 31, 2021

Cash	$ 2,326,647
Due from related parties (Footnote 6)	650,221
Prepaid expenses and other current assets	137,666
Total assets	$ 3,114,534
Due to related parties (Footnote 6)	294,270
Accruals	176,333
Income taxes payable	36,400
Total liabilities	$ 507,003
Member's equity	$ 2,607,531
Total member's equity and liabilities	$ 3,114,534

The accompanying notes are an integral part of these financial statements.

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Notes to Financial Statements
December 31, 2021

1. Organization and Nature of Business

Pantheon Securities, LLC (the "Company"), a Delaware limited liability company formed on August 24, 2016, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business activities are to act primarily as a limited purpose broker-dealer and private placement agent on a "best efforts" basis with respect to the offer and sale of interests in affiliated, private investment funds ("Affiliated Funds") and non-affiliated, private investment funds ("Third Party Funds"). As of December 31, 2021, the Company has not entered into any agreements with Third Party Funds. The Affiliated Funds will generally be advised by Pantheon Ventures (US) LP ("PV US"), an affiliated investment adviser registered with the SEC, as well as other affiliates and/or subadvisors, including Pantheon Ventures (UK) LLP ("PV UK"), an exempt reporting adviser incorporated in England and Wales that is authorized and regulated by the Financial Conduct Authority in the United Kingdom, and Pantheon Ventures (Ireland) DAC ("PV Ireland"), an exempt reporting adviser incorporated in Ireland that is authorized and regulated by the Central Bank of Ireland. The Company also acts as sub-distributor for an affiliated fund of funds, managed by an affiliate of the Company registered under both the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The fund, the AMG Pantheon Master Fund, LLC, along with a feeder fund, the AMG Pantheon Fund, LLC (together, the "AMG Fund"), is advised by PV US and distributed on a "best efforts" basis by AMG Distributors, Inc. ("AMGDI"), an affiliated SEC-registered broker-dealer and FINRA member. Each of PV US and PV UK, as applicable, will provide personnel to Pantheon Securities, as needed ("Leased Employees").

The Company is a wholly-owned subsidiary of Pantheon Ventures Inc. ("Parent"), whose ultimate parent company is Affiliated Managers Group, Inc., an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

Cash

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value, and are classified as Level 1 financial assets.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees and the Fidelity Bond.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution.

3. Income Taxes

The Company is a Limited Liability Company and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the Company's Parent for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent, a C Corporation, files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2018. The Company is subject to New York City unincorporated business tax.

4. Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5. Regulatory Requirements

The Company is subject to the rules of the SEC and FINRA, the principal exchanges with which it is licensed to transact, and SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $1,819,644 which was $1,785,844 above the minimum net capital required of $33,800. The Company's ratio of aggregate indebtedness to net capital was .28 to 1, as of December 31, 2021.

6. Related Party Transactions

The Company has entered in to a multi-party Fourth Amended and Restated Services Agreement dated June 29, 2020 (the original Services Agreement was entered into on March 1, 2017) with its affiliates PV US, PV UK and PV Ireland (in its entirety, the "Services Agreement" by and among the Company, PV US, PV UK and PV Ireland (PV US, PV UK and PV Ireland, referred together as the "Affiliated Companies")).

In addition to the above, the Company has entered into two Intra Company Group Agreements each dated as of March 1, 2017 with each of the Affiliated Companies, pursuant to which Pantheon Securities provides distribution services to each of PV US and PV UK.

Pursuant to the Services Agreement between the Company and the Affiliated Companies, PV US pays the Company a fee equal to 110% of certain service costs as defined in the Services Agreement. The service revenue from PV US totaled $8,676,555 in 2021, of which $8,627,375 is reducing the amount due to related parties from the allocated expenses described above. As of December 31, 2021, the Company has a net payable of $217,020 due to PV US.

The Company has entered into a Sub-Distribution Agreement dated April 1, 2018 (as amended from time to time) with AMGDI relating to AMG Pantheon Fund, LLC and a Sub-Distribution Agreement dated April 1, 2018 (as amended from time to time) with AMGDI relating to AMG Pantheon Master Fund, LLC. Pursuant to each of the Sub-Distribution Agreements with AMGDI the Company provides certain wholesale marketing and marketing consulting services for the AMG Fund. As of December 31, 2021, the Company has a receivable of $572,971 from AMGDI.

7. **Risks and Uncertainties**

We considered the impacts of the COVID-19 pandemic on our business, results of operations and financial condition. The COVID-19 pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, and to take actions designed to stabilize markets and promote economic growth. From an operational perspective, our business will continue to remain open.

8. Subsequent Events

The Company has determined that no material events or transactions occurred subsequent to December 31, 2021 and through February 25, 2022, the date of the financial statement issuance, which require additional disclosure in the financial statements.